Hodgson Russ
ATTORNEYS • LLP

RECEIVED
2006 NOV 27 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

November 23, 2006


06018730

Via Federal Express

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between November 16, 2006 through November 23, 2006. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

RBR/vcs
Enclosures

cc: Sergey Savchenko

042608/00000 TORDOCS 38349v1

dw 11/28

Medical Facilities Corporation
File Number 82-34942

November 21, 2006	News release - English

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces November distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Nov. 21 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Corporation") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on December 15, 2006 to holders of record of Income Participating Securities at the close of business on November 30, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of November. The ex-dividend date for this distribution will be November 28, 2006.

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca.

Caution concerning forward-looking statements

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 13:28e 21-NOV-06